UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of January 2020

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 2 January 2020 entitled ‘Total voting rights and issued capital'
2.Stock Exchange announcement dated 2 January 2020 entitled 'Transaction in Own Shares'
3.Media Release dated 3 January 2020 entitled 'Rio Tinto increases donation to Australian Red Cross for bushfire relief and recovery efforts’
4.Stock Exchange announcement dated 3 January 2020 entitled 'Transaction in Own Shares'
5.Stock Exchange announcement dated 6 January 2020 entitled ' Transaction in Own Shares'
6.Stock Exchange announcement dated 7 January 2020 entitled 'Transaction in Own Shares'
7.Stock Exchange announcement dated 8 January 2020 entitled 'Transaction in Own Shares'
8.Stock Exchange announcement dated 9 January 2020 entitled ‘Holding(s) in Company'
9.Stock Exchange announcement dated 9 January 2020 entitled 'Transaction in Own Shares'
10.Stock Exchange announcement dated 10 January 2020 entitled 'Transaction in Own Shares'
11.Media release dated 13 January 2020 entitled 'Rio Tinto awards A$400 million mine construction contract to WA business'
12.Stock Exchange announcement dated 13 January 2020 entitled 'Transaction in Own Shares'
13.Stock Exchange announcement dated 14 January 2020 entitled 'Transaction in Own Shares'
14.Stock Exchange announcement dated 15 January 2020 entitled 'Transaction in Own Shares'
15.Stock Exchange announcement dated 16 January 2020 entitled 'Transaction in Own Shares'
16.Stock Exchange announcement dated 17 January 2020 entitled 'Transaction in Own Shares'
17.Stock Exchange announcement dated 20 January 2020 entitled 'Change in Director’s Particulars’
18.Stock Exchange announcement dated 20 January 2020 entitled 'Transaction in Own Shares'
19.Stock Exchange announcement dated 21 January 2020 entitled 'Transaction in Own Shares'
20.Stock Exchange announcement dated 22 January 2020 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
21.Stock Exchange announcement dated 22 January 2020 entitled 'Transaction in Own Shares'
22.Stock Exchange announcement dated 23 January 2020 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
23.Stock Exchange announcement dated 23 January 2020 entitled 'Appendix 3G – Notification of issue, conversion or payment up of equity + securities’
24.Stock Exchange announcement dated 23 January 2020 entitled 'Transaction in Own Shares'
25.Stock Exchange announcement dated 24 January 2020 entitled 'Transaction in Own Shares'
26.Stock Exchange announcement dated 27 January 2020 entitled 'Transaction in Own Shares'
27.Stock Exchange announcement dated 28 January 2020 entitled 'Transaction in Own Shares'
28.Media release dated 29 January 2020 entitled 'Rio Tinto’s Australian supplier portal’
29.Stock Exchange announcement dated 29 January 2020 entitled 'Transaction in Own Shares'
30.Stock Exchange announcement dated 30 January 2020 entitled 'Transaction in Own Shares'
31.Stock Exchange announcement dated 31 January 2020 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 February 2020	Date	3 February 2020